

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 10, 2016

Shana Smith
General Counsel and Corporate Secretary
NII Holdings, Inc.
1875 Explorer Street, Suite 800
Reston, Virginia 20190

> **Re:** **NII Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 3, 2016**
> **File No. 001-37488**

Dear Ms. Smith:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications